Exhibit 99.4

Deloitte LLP 700, 850 2 Street SW Calgary, AB T2P 0R8 Canada Tel: 403-267-1700 Fax: 587-774-5379 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-232837 on Form S-8 and to the use of our reports dated March 5, 2021 relating to the financial statements of Vermilion Energy Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in the Annual Report on Form 40-F for the year ended December 31, 2020.

/s/ Deloitte LLP

Chartered Professional Accountants

March 5, 2021